Exhibit 1

FOR IMMEDIATE RELEASE	19 November 2019

WPP PLC (“WPP”)

Directors’ Interests

On 18 November 2019, WPP was notified of changes in the share ownership of Mr Mark Read, Chief Executive Officer and Executive Director of WPP plc, pursuant to the vesting of an award made under the WPP Restricted Stock Plan. The award was made to Mr Read in 2016.

On 15 November 2019, Mark Read became entitled to receive 10,272 ordinary shares pursuant to the Award. On 15 November 2019, Mark Read sold 4,838 of these ordinary shares, at a price of £9.8378 per ordinary share, to cover the UK tax liability arising on the award, and retained 5,434 ordinary shares.

At today’s date, Mark Read’s shareholding in WPP is 196,789 ordinary shares.

Contact:

Chris Wade, WPP

+44(0) 20 7282 4600

Richard Oldworth, Buchanan Communications

+44 (0)7710 130634

END